                                                                     EXHIBIT 12

                          EL PASO NATURAL GAS COMPANY

                    RATIO OF EARNINGS TO FIXED CHARGES AND
                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
             PREFERRED AND PREFERENCE STOCK DIVIDEND REQUIREMENTS
                             (Dollars in Millions)

                                         FOR THE
                                        SIX MONTHS
                                          ENDED
                                         JUNE 30,  YEAR ENDED DECEMBER 31,
                                        ---------- ----------------------------
                                           1996    1995  1994  1993  1992  1991
                                        ---------- ----  ----  ----  ----  ----
Earnings
 Income (loss) from continuing
  operations..........................     $(11)   $ 85  $ 90  $ 92  $ 76  $ 89
 Income taxes (benefit)...............       (7)     48    58    59    47    52
                                           ----    ----  ----  ----  ----  ----
 Income (loss) from continuing
  operations before income taxes......      (18)    133   148   151   123   141
 Interest and debt expense............       43      85    76    71    68    74
 Interest component of rent...........        2       3     3     3     3     2
                                           ----    ----  ----  ----  ----  ----
  Total earnings available for fixed
   charges............................     $ 27    $221  $227  $225  $194  $217
                                           ====    ====  ====  ====  ====  ====
Fixed charges(a)
 Interest and debt expense............     $ 43    $ 85  $ 76  $ 71  $ 68  $ 74
 Interest component of rent...........        2       3     3     3     3     2
                                           ----    ----  ----  ----  ----  ----
                                           $ 45    $ 88  $ 79  $ 74  $ 71  $ 76
                                           ====    ====  ====  ====  ====  ====
Ratio of earnings to fixed charges and
 ratio of earnings to combined fixed
 charges and preferred and preference
 stock dividend requirements(b).......      -- (c) 2.51x 2.87x 3.04x 2.73x 2.86x
                                           ====    ====  ====  ====  ====  ====

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(a) Fixed charges consist of interest, exclusive of interest on rate refunds, plus interest capitalized and a portion of operating lease rent expense deemed to be representative of interest.

(b) The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since EPG has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.

(c) Earnings are inadequate to cover fixed charges due to a special charge for impaired assets and employee separation of $99 million. The dollar amount needed to cover this deficiency is approximately $18 million.